Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Successor	Predecessor	Successor	Predecessor
	Fiscal six-month period ended July 1, 2007	Fiscal six-month period ended July 2, 2006	December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
			(dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes	(83.8)	67.4	(73.3)	92.0
Fixed charges	146.1	62.1	23.0	106.9

Earnings adjusted for fixed charges	62.3	129.5	(50.3)	198.9

Fixed charges:
Interest expense, gross (note no interest capitalized)	141.7	57.9	22.3	99.2
Portion of rent expense representative of interest (1)	4.4	4.2	0.7	7.7

Total fixed charges	146.1	62.1	23.0	106.9

Ratio of earnings to fixed charges	0.4	2.1	(2.2)	1.9

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	13.2	12.7	2.2	23.2
Estimated percentage (based on SEC guidance)	33%	33%	33%	33%

Estimated interest within rental expense	4.4	4.2	0.7	7.7

Deficiency	(83.8)	—	(73.3)	—

(1)	One third of rent expense is deemed to be representative of interest.